Free Writing Prospectus (To the Prospectus dated August 27, 2008, the Prospectus Supplement dated August 27, 2008 and Index Supplement dated September 22, 2008)	Filed Pursuant to Rule 433 Registration No. 333-145845 January 27, 2009

$ Buffered Return Enhanced Notes due August 4, 2010 Linked to the S&P GSCITM Crude Oil Excess Return Index Medium-Term Notes, Series A

General

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The Notes are designed for investors who seek a return of 1.57-1.67* times the appreciation of the S&P GSCITM Crude Oil Excess Return Index up to a maximum total return on the Notes of 54.95% - 58.45%* at maturity. Investors should be willing to forgo interest payments and, if the Index declines by more than 15%, be willing to lose up to 85% of principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing August 4, 2010†.

•	Minimum denominations of $25,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about January 30, 2009 and are expected to issue on or about February 4, 2009.

*	The actual upside leverage factor and maximum return will be determined on the pricing date and will not be less than 1.57 and 54.95%, respectively.

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	S&P GSCITM Crude Oil Excess Return Index (Bloomberg ticker symbol “SPGCCLP <Index>”)

Upside Leverage Factor:	1.57-1.67* * The actual upside leverage factor will be determined on the pricing date and will not be less than 1.57.

Maximum Return:	54.95% - 58.45%* * The actual maximum return on the Notes will be set on the pricing date and will not be less than 54.95%.

Payment at Maturity:

If the final level is greater than the initial level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the index return multiplied by the upside leverage factor, subject to the maximum return. For example, if the index return is 35.00% or more, you will receive the maximum return on the Notes of 54.95% - 58.45%*, which entitles you to the maximum payment of $1,549.50-$1,584.50* for every $1,000 principal amount Note that you hold. Accordingly, if the index return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Index Return x Upside Leverage Factor)]

*  The actual maximum return and maximum payment on the Notes will be set on the pricing date and will not be less than 54.95% and $1,549.50, respectively.

Your principal is protected against up to a 15% decline of the Index at maturity. If the final level declines from the initial level by up to 15%, you will receive the principal amount of your Notes at maturity.

If the final level declines from the initial level by more than 15%, you will lose 1% of the principal amount of your Notes for every 1% that the Index declines beyond 15%. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x (Index Return + 15%)]

Your investment will be exposed to any decline in the final level beyond the 15% buffer percentage as compared to the initial level.

Buffer Percentage:	15%

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	, the initial level for the Index will be the level of the Index at a time on the pricing date as agreed by the Issuer and the Placement Agent. Accordingly, the initial level for the Index could be higher than the closing level for the Index on the pricing date.

Final Level:	The Index closing level on the Final Valuation Date.

Final Valuation Date:	July 30, 2010†

Maturity Date:	August 4, 2010†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738QF37 and US06738QF376

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately     %, is     %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 27, 2008, the prospectus supplement dated August 27, 2008, the index supplement dated September 22, 2008, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 and the index supplement dated September 22, 2008 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

•	Prospectus Supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

•	Index supplement dated September 22, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508199264/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below assume an initial level of 468.2847, an upside leverage factor of 1.57 and a maximum return on the Notes of 54.95%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

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Final Level	Index Return	Payment at Maturity	Total Return on the Notes
725.8413	55.00%	$1,549.50	54.95%
679.0128	45.00%	$1,549.50	54.95%
632.1843	35.00%	$1,549.50	54.95%
585.3559	25.00%	$1,392.50	39.25%
538.5274	15.00%	$1,235.50	23.55%
526.8203	12.50%	$1,196.25	19.63%
515.1132	10.00%	$1,157.00	15.70%
503.4061	7.50%	$1,117.75	11.78%
491.6989	5.00%	$1,078.50	7.85%
479.9918	2.50%	$1,039.25	3.93%
468.2847	0.00%	$1,000.00	0.00%
444.8705	-5.00%	$1,000.00	0.00%
421.4562	-10.00%	$1,000.00	0.00%
398.0420	-15.00%	$1,000.00	0.00%
374.6278	-20.00%	$950.00	-5.00%
327.7993	-30.00%	$850.00	-15.00%
280.9708	-40.00%	$750.00	-25.00%
234.1424	-50.00%	$650.00	-35.00%
187.3139	-60.00%	$550.00	-45.00%
140.4854	-70.00%	$450.00	-55.00%
93.6569	-80.00%	$350.00	-65.00%
46.8285	-90.00%	$250.00	-75.00%
0.0000	-100.00%	$150.00	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an initial level of 468.2847 to a final level of 491.6989.

Because the final level of 491.6989 is greater than the initial level of 468.2847 and the index return of 5.00% multiplied by 1.57 does not exceed the hypothetical maximum return of 54.95%, the investor receives a payment at maturity of $1,078.50 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5.00% x 1.57)] = $1,078.50

Example 2: The level of the Index decreases from the initial level of 468.2847 to a final level of 444.8705.

Because the final level of 444.8705 is less than the initial level of 468.2847 by not more than the buffer percentage of 15%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Index increases from an initial level of 468.2847 to a final level 679.0128.

Because the index return of 45.00% multiplied by 1.57 exceeds the hypothetical maximum return of 54.95%, the investor receives a payment at maturity of $1,549.50 per $1,000 principal amount Note, the maximum payment on the Notes.

Example 4: The level of the Index decreases from the initial level of 468.2847 to a final level of 374.6278.

Because the final level of 374.6278 is less than the initial level of 468.2847 by more than the buffer percentage of 15%, the index return is negative and the investor will receive a payment at maturity of $950.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (-20% + 15%)] = $950.00

Selected Purchase Considerations

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Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive index return by the upside leverage factor, up to the maximum return on the Notes of 54.95-58.45%, or $1,549.50-$1,584.50 for every $1,000 principal amount Note. The actual maximum return and maximum payment on the Notes will be set on the pricing date and will not be less than 54.95% and $1,549.50, respectively. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the final level, as compared to the initial level, of up to 15%. If the final level declines by more than 15%, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the Index declines beyond 15%.

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Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under ‘‘Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

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The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your Notes. If Section 1256 were to apply to your Notes, you would be required to mark your Notes to market at the end of each year. In such case, gain or loss recognized with respect to your Notes should be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes. Under this alternative treatment, it is also possible that you could be required to recognize gain or loss each time a contract tracked by the Index rolls. Such gain or loss could potentially be treated by Section 1256 as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the futures contracts comprising the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement.

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Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the index return is positive or negative. Your investment will be exposed to any decline in the final level beyond the 15% buffer percentage as compared to the initial level.

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Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the maximum return, which will be set on the pricing date and will not be less than 54.95%.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

FWP–4

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	interest rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

As the Index is a sub-index of the S&P GSCI™ Excess Return Index, disclosure in the index supplement relating to the methodology for compiling the S&P GSCI™ Excess Return Index accordingly relates as well to the methodology of compiling the Index. See the information set forth under “Commodity Indices—S&P GSCI™ Commodity Indices” in the index supplement. The Index is calculated in the same manner as the S&P GSCI™ Excess Return Index, except that (i) the daily contract reference prices, CPWs and “roll weights” used in performing such calculations are limited to those of the commodities included in the Index and (ii) the Index has a separate normalizing constraint. The dollar weights and daily contract reference prices used in calculating each such normalizing constraint are limited to those of the designated contracts included in the Index.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through January 23, 2009. The Index closing level on January 23, 2009 was 468.2847.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of more than 15% of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $15 per $1,000 principal amount Note.

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